UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 11-K
_______________________

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-36097
___________________________

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Gannett Co., Inc.
401(k) Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gannett Co., Inc.
7950 Jones Branch Drive
McLean, Virginia 22107

The Gannett Co., Inc.
401(k) Savings Plan

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of The Gannett Co., Inc. 401(k) Savings Plan, the Gannett Investment Committee, and the Gannett Co., Inc. Audit Committee
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Gannett Co., Inc. 401(k) Savings Plan (the Plan) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of The Gannett Co., Inc. 401(k) Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2005.
Tysons, Virginia
June 5, 2020

The Gannett Co., Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31, 2019	December 31, 2018

ASSETS
Investments at fair value:
Gannett Co., Inc. common stock	$26,251,248	$84,146,679
Other investments	1,289,638,037	1,130,085,415
Total investments	1,315,889,285	1,214,232,094
Receivables:
Employer contribution	—	21,857
Interest and dividends	2,891	3,988
Notes receivable from participants	11,056,877	12,705,774
Total receivables	11,059,768	12,731,619
Total assets	1,326,949,053	1,226,963,713

Net assets available for benefits	$1,326,949,053	$1,226,963,713
The accompanying notes are an integral part of these financial statements.

The Gannett Co., Inc. 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year ended
December 31, 2019

Net assets available for benefits at beginning of year	$1,226,963,713

Additions to net assets:
Contributions:
Employer, net	27,038,096
Rollovers	9,927,593
Employee	47,775,936
Total contributions	84,741,625

Interest income on notes receivable from participants	626,414

Investment income:
Interest and dividends	13,854,089
Net appreciation in fair value of investments	229,219,277
Total investment income	243,073,366
Total additions	328,441,405

Deductions from net assets:
Benefits paid to participants	227,087,068
Administrative expenses	1,368,997
Total deductions	228,456,065

Change in net assets	99,985,340

Net assets available for benefits at end of year	$1,326,949,053
The accompanying notes are an integral part of these financial statements.

The Gannett Co., Inc. 401(k) Savings Plan
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

General

The following description of the Gannett Co., Inc. 401(k) Savings Plan (the Plan) provides only general information about the Plan’s provisions. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan sponsored by Gannett Media Corp. and subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On November 19, 2019, New Media Investment Group ("New Media") completed its acquisition of Gannett Co., Inc (which was renamed Gannett Media Corp. and is referred to herein as "Legacy Gannett"). In connection with the acquisition, New Media changed its name to Gannett Co., Inc. (the Company) and assumed Legacy Gannett's ticker symbol "GCI" (having previously traded under "NEWM").

Eligibility

Generally, regular eligible full-time, part-time or temporary employees of a participating affiliate on Legacy Gannett payroll are eligible to participate in the Plan immediately. Participation will begin as soon as administratively practicable after enrollment in the Plan. Employees covered under collective bargaining agreements are eligible to participate in the Plan only if participation has been bargained.

Administration of Plan Assets

The assets of the Plan are held under a trust agreement with Northern Trust and Vanguard Fiduciary Trustee Company (Trustees). Vanguard Fiduciary Trustee Company (Vanguard) also serves as the record-keeper of the Plan and the broker/dealer of assets held in the brokerage window. Prior to the acquisition of Legacy Gannett, the Gannett Benefit Plans Committee served as the Plan administrator. Pursuant to the acquisition, the Gannett Investment Committee serves as the Plan administrator.

Contributions

A participant may generally contribute, on a pre-tax basis and/or as a Roth elective deferral, any whole percentage amount, up to 75 percent of compensation for a payroll period. Additionally, an eligible participant who has attained age 50 before the end of the Plan year shall be eligible to make catch-up contributions. The Plan was amended and restated effective January 1, 2019 to qualify as a safe harbor plan under IRC 401(k)(12). Each Participant shall receive a safe harbor matching contribution equal to 100 percent of the first four percent of eligible compensation that the Participant contributes and 50 percent of the next two percent of eligible compensation that the Participant contributes. Participant contributions are subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified plans and certain individual retirement accounts (rollovers).

Participants are 100% vested in Company matching contributions and applicable earnings made on salary deferrals relating to pay dates after January 1, 2019. Any Company contributions that relate to the 2018 plan year or earlier generally become vested at the rate of 25% after one year of service, 50% after two years of service and 100% after three years of service.

Forfeitures

In 2019, $0.9 million of forfeitures were contributed to the Plan as employer contributions.

Employer Stock

Pursuant to the amended and restated Plan effective January 1, 2019, all employer contributions shall be made in cash. Prior to this, the employer match was invested directly in a Gannett company stock fund. Generally, all Plan participants except certain designated insiders can transfer at any time between Gannett company stock and other investment options within the Plan. Participants are entitled to exercise voting rights attributable to the shares allocated to their account and are notified by the Company prior to the time that such rights are to be exercised. Vanguard votes for uninstructed shares in the same proportion as instructed shares.

In connection with the consummation of the acquisition of Legacy Gannett, each share of Legacy Gannett common stock issued and outstanding immediately prior to the acquisition date was converted automatically into 0.5427 of a fully paid and non-assessable share of parent common stock plus $6.25 per share which was reinvested into the applicable Vanguard Target Retirement Trust II fund with the target date closest to the year in which the participant turns 65.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s matching contribution and the respective investment earnings or losses, less expenses, of the individual funds in which the account is invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account as described under Contributions above.

The Gannett Co., Inc. 401(k) Savings Plan
Notes to Financial Statements

Notes Receivable from Participants

Under the terms of the Plan, participants generally may borrow from their accounts up to 50 percent of their vested account balance, excluding the Company matching contributions and their earnings, with a minimum loan of $1,000 up to a maximum of $50,000. The loans are secured by the balance in the participants’ accounts, generally bear interest at the prime rate plus 1%, and generally have maturities for a period not to exceed five years. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2019 and 2018.

Payment of Benefits

Upon termination of employment, disability or death, participants or their beneficiaries are generally eligible to receive their benefits in a lump sum. Limited hardship withdrawals are also available for active employees.

Plan Termination

Although the Company has not expressed any intent to amend, suspend, or terminate the Plan, it may do so at any time subject to the provisions of ERISA. In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting and in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from these estimates.

Risks and Uncertainties

The Plan invests in various investment securities which are exposed to various risks, such as interest rate risk, market risk and credit risk, as well as valuation assumptions based on earnings, cash flows, and/or other such techniques. Due to the level of risk associated with certain investment securities and to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The fair value of the Plan’s investment in Gannett stock as of December 31, 2019 was approximately $26.3 million.

Investment Valuation and Income Recognition

Investments are reported at fair value or contract value, depending on the relevant accounting guidance.

Fair value is the price that would have been received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement dates, December 31, 2019 and December 31, 2018. See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income on Plan investments is accrued when earned. Net appreciation or depreciation in the fair value of investments consists of the gains or losses on investments bought and sold as well as held during the year.

Administrative Expenses

Generally, administrative expenses are paid by participants.

Payment of Benefits

Benefits are recorded when paid.

The Gannett Co., Inc. 401(k) Savings Plan
Notes to Financial Statements

Recently Issued Accounting Standards

New accounting pronouncements adopted

In July 2018, the FASB issued incremental Codification Improvements intended to clarify or improve several unrelated sections of the overall Accounting Standards Codification. The portion of the guidance relevant to the plan includes an update to remove stable value common collective trust funds from an example that avoids interpretation that such an investment would never have a readily determinable value and, therefore would always use the net asset value per practical expedient. In accordance with this change, a Plan should evaluate whether a readily determinable value exists to determine whether those investments qualify for the practical expedient. The amendments in this update are generally effective for fiscal years beginning after December 15, 2018. Management adopted this guidance retrospectively, refer to Note 5 - Fair Value Measurements.

New accounting pronouncements not yet adopted

During 2016, the FASB issued Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments. This update aims to replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For assets held on an amortized cost basis, the amendments eliminate the probable initial recognition threshold in current GAAP, replacing it with a requirement to reflect a current estimate of all expected credit losses. For available for sale debt securities, the amendment stipulates credit losses should be measured in a manner similar to current GAAP, but a new requirement is introduced whereby credit losses should be presented as an allowance rather than as a write-down. The amendments in this update are effective for employee benefit plans for fiscal years beginning after December 15, 2022. Early adoption is permitted for portions of the standard. Management is evaluating the impacts of this guidance on the Plan’s financial statements.

NOTE 3 - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 30, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

U.S. GAAP requires the evaluation of uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 4 - RELATED PARTIES

The Plan makes certain investments which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

At December 31, 2019 and 2018, the Plan held 4,074,113 and 9,849,732 shares of Gannett common stock, respectively. Dividends earned by the Plan on the Company’s common stock were $5.4 million for the year ended December 31, 2019. The Plan also owns investments sponsored by the Trustee, Northern Trust, and investments sponsored by the Trustee and record-keeper, Vanguard. Vanguard is also a beneficial owner of Gannett common stock at December 31, 2019 and 2018.

In addition, notes receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

The Gannett Co., Inc. 401(k) Savings Plan
Notes to Financial Statements

NOTE 5 – FAIR VALUE MEASUREMENTS

The Plan measures and records certain assets and liabilities at fair value. A fair value measurement is determined based on market assumptions that a market participant would use in pricing an asset or liability. A three-tiered hierarchy draws distinctions between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require use of our own estimates and assumptions through present value and other valuation techniques in determination of fair value (Level 3).

Below is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Common stock: Valued primarily at the closing price reported in the active market in which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Liquidity funds: Consist of cash or cash equivalents, including investments in money market funds or other short-term investment funds providing daily liquidity, and are valued at cost, which approximates fair value.

Self-directed brokerage accounts: Consists entirely of actively traded mutual funds, which are valued using unadjusted quoted prices for identical assets from publicly available pricing sources.

Target date funds/Common collective funds: Consists of commingled investments within various funds. Investments are valued using net asset values ("NAV") provided by the administrator of the underlying fund available daily to participants; the unit price is based on underlying investments which are traded on an active market. Investment transactions may occur daily and investments are redeemable at any time.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019:

	Level 1	Level 2	Total

Common stock - Gannett Co., Inc.	$26,251,248	$—	$26,251,248
Mutual funds	460,103,565	—	460,103,565
Liquidity fund	—	2,152,962	2,152,962
Target date funds	614,777,563	—	614,777,563
Common collective funds	198,339,378	—	198,339,378
Self-directed brokerage accounts	14,264,569	—	14,264,569
Total assets at fair value	$1,313,736,323	$2,152,962	$1,315,889,285

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2018:

	Level 1	Level 2	Total

Common stock - Gannett Co., Inc.	$84,146,679	$—	$84,146,679
Mutual funds	418,231,209	—	418,231,209
Liquidity fund	—	2,154,165	2,154,165
Target date funds	482,505,178	—	482,505,178
Common collective funds	213,554,918	—	213,554,918
Self-directed brokerage accounts	13,639,945	—	13,639,945
Total assets at fair value	$1,212,077,929	$2,154,165	$1,214,232,094

The Gannett Co., Inc. 401(k) Savings Plan
Notes to Financial Statements

NOTE 6 - SUBSEQUENT EVENTS

Effective January 1, 2020, the assets of the Plan are held under a trust agreement with Fidelity Management Trust Company (Trustee). Fidelity Workplace Services LLC (Fidelity) also serves as the record-keeper of the Plan and the broker/dealer of assets held in the brokerage window.

In March 2020, the COVID-19 pandemic has resulted in significant volatility in the global financial markets. As a result, the Plan's investments have incurred significant decline in their fair value since December 31, 2019. The impact of the COVID-19 pandemic on companies continues to evolve rapidly and its future effects on the Plan’s net assets available for benefits and changes in net assets available for benefits are uncertain.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was passed by Congress. The CARES Act provides immediate and temporary relief for retirement plan sponsors and their participants with respect to employer contributions, distributions and participant loans. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the plan document. Plan management has adopted the CARES Act distribution provision which allows a withdrawal of up to $100,000 (or full account balance if less than $100,000) from the account without the 10% penalty on withdrawals prior to reaching age 59 ½.  Additionally, Plan management adopted the provision allowing 401(k) loan payment deferments until December 31, 2020.

The Gannett Co., Inc. 401(k) Savings Plan
EIN: 47-2390983 Plan Number 100
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
GANNETT CO., INC., COMPANY STOCK *	Employer securities		$26,251,248

NOTES RECEIVABLE FROM PARTICIPANTS *	Interest rates ranging from 4.0-4.5%; maximum credit term of 60 months		$11,056,877

VANGUARD *	Self-Directed Brokerage Account		$14,264,569

MFO WT MUT FD CRM SMALL/MID CAP VALUE FD INSTL CL	Value of Interest in Registered Investment Companies		19,548,536
MFOISHARES MSCI TOTAL INTERNATIONAL INDEX FUND	Value of Interest in Registered Investment Companies		2,623,359
MFO DODGE & COX STOCK FD OPEN END FD	Value of Interest in Registered Investment Companies		60,829,758
MFO HARBOR FDS CAP APPRECIATION FD RETIREMENT CL	Value of Interest in Registered Investment Companies		70,586,621
MFO ISHARES S&P 500 INDEX K	Value of Interest in Registered Investment Companies		14,859,862
MFO WASATCH FDS TR SM CAP GROWTH FD INSTL CL	Value of Interest in Registered Investment Companies		19,589,941
MFO ISHARES US AGGREGATE BOND INDEX FUND	Value of Interest in Registered Investment Companies		1,938,857
Tot Stk Mkt Idx Inst Plus *	Value of Interest in Registered Investment Companies		185,605,177
Vanguard Total Bond Idx Inst *	Value of Interest in Registered Investment Companies		32,220,772
Vanguard Total Intl Stk Inst *	Value of Interest in Registered Investment Companies		19,316,321
Vanguard Treasury MM *	Value of Interest in Registered Investment Companies		32,984,361
	Total Value of Interest in Registered Investment Companies		$460,103,565

NTGI COLTV GOVT STIF REGI STERED *	Value of Interest in Common/Collective Trusts		2,152,962
MFO INVESCO INTERNATIONAL GROWTH TRUST CLASS I 588 269	Value of Interest in Common/Collective Trusts		22,699,491
MFO METWEST TOTAL RETURN BOND FUND CLASS D	Value of Interest in Common/Collective Trusts		18,372,682
MFO PRUDENTIAL CORE PLUS BOND FUND (FUND CODE-032441)	Value of Interest in Common/Collective Trusts		22,939,718
MFO NORTHERN TR CO SUB-ADVISED COLLECTIVE FDS TR 66585Y216	Value of Interest in Common/Collective Trusts		30,811,718
Vanguard Retirement Savings Trust III *	Value of Interest in Common/Collective Trusts		103,515,769
Vanguard Tgt Retire 2015 Tr II *	Value of Interest in Common/Collective Trusts		17,851,173
Vanguard Tgt Retire 2020 Tr II *	Value of Interest in Common/Collective Trusts		78,224,132
Vanguard Tgt Retire 2025 Tr II *	Value of Interest in Common/Collective Trusts		130,117,680
Vanguard Tgt Retire 2030 Tr II *	Value of Interest in Common/Collective Trusts		114,910,368
Vanguard Tgt Retire 2035 Tr II *	Value of Interest in Common/Collective Trusts		94,453,190

The Gannett Co., Inc. 401(k) Savings Plan
EIN: 47-2390983 Plan Number 100
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Vanguard Tgt Retire 2040 Tr II *	Value of Interest in Common/Collective Trusts	58,132,354
Vanguard Tgt Retire 2045 Tr II *	Value of Interest in Common/Collective Trusts	51,238,437
Vanguard Tgt Retire 2050 Tr II *	Value of Interest in Common/Collective Trusts	35,734,199
Vanguard Tgt Retire 2055 Tr II *	Value of Interest in Common/Collective Trusts	19,889,008
Vanguard Tgt Retire 2060 Tr II *	Value of Interest in Common/Collective Trusts	7,240,568
Vanguard Tgt Retire 2065 Tr II *	Value of Interest in Common/Collective Trusts	914,797
Vanguard Tgt Retire Inc Tr II *	Value of Interest in Common/Collective Trusts	6,071,657
	Total Value of Interest in Common/Collective Trusts	$815,269,903

	Total Investment and participant loans	$1,326,946,162

* Indicates party-in-interest to the Plan
** Cost information for participant directed investments is not required.

EXHIBITS

Exhibit Number	Description of Exhibit

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Gannett Co., Inc. 401(k) Savings Plan, by Gannett Co., Inc. as Plan Administrator
		By:	/s/ Samantha Howland
Date:	June 5, 2020		Samantha Howland, Chief People Officer